UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b) *

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Energy Partners, Ltd.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

29270U105

(CUSIP Number)

March 17, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert S. Pitts, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,930,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,930,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,930,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.07%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steadfast Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,589,201

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,589,201

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,589,201

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 4.18%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steadfast Advisors LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 340,799

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 340,799

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 340,799

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.90%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steadfast Capital, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 340,799

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 340,799

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 340,799

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.90%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) American Steadfast, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 717,169

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 717,169

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 717,169

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.89%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steadfast International Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 872,032

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 872,032

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 872,032

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.29%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
(a) Name of Issuer Energy Partners, Ltd. (the “Issuer”)
(b) Address of Issuer’s Principal Executive Offices 201 St. Charles Avenue, Suite 3400 New Orleans, Louisiana 70170

Item 2.
The names of the persons filing this statement on Schedule 13G are:
(a)

Name of Person Filing
Robert S. Pitts, Jr., a United States Citizen (“Mr. Pitts”).

Steadfast Capital Management LLC, a Delaware limited liability company (the “Investment Manager”).

Steadfast Advisors LLC, a Delaware limited liability company (the “Managing General Partner ”).

Steadfast Capital, L.P., a Delaware limited partnership (“Steadfast Capital”).

American Steadfast, L.P., a Delaware limited partnership (“American Steadfast”).

Steadfast International Ltd., a Cayman Island exempted company (the “Offshore Fund”).

Mr. Pitts is the managing member of the Investment Manager and the Managing General Partner. The Managing General Partner has the power to vote and dispose of the securities held by Steadfast Capital.  The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.

(b) Address of Principal Business Office or, if none, Residence
The business address of each of Mr. Pitts, the Investment Manager, the Managing General Partner, Steadfast Capital and American Steadfast is 767 Fifth Avenue, 6th Floor, New York, New York 10153.
The business address of the Offshore Fund is c/o Appleby Corporate Services (Cayman) Limited, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.

	(c)	Citizenship Mr. Pitts is a citizen of the United States.

Each of the Investment Manager and the Managing General Partner is a limited liability company formed under the laws of the State of Delaware.  Each of Steadfast Capital and American Steadfast is a limited partnership formed under the laws of the state of Delaware.

The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.

	(d)	Title of Class of Securities Common Stock, $.01 par value (the “Common Stock”)
	(e)	CUSIP Number 29270U105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

(i) Mr. Pitts beneficially owns 1,930,000 shares of Common Stock.

(ii) The Investment Manager beneficially owns 1,589,201 shares of Common Stock.

(iii) The Managing General Partner Fund beneficially owns 340,799 shares of Common Stock.

(iv) Steadfast Capital beneficially owns 340,799 shares of Common Stock.

(v) American Steadfast beneficially owns 717,169 shares of Common Stock.

(vi) The Offshore Fund beneficially owns 872,032 shares of Common Stock.

(vii) Collectively, the Reporting Persons beneficially own 1,930,000 shares of Common Stock.

(b)

Percent of class:

(i) Mr. Pitts’ beneficial ownership of 1,930,000 shares of Common Stock represents 5.07% of all of the outstanding shares of Common Stock.

(ii) The Investment Manager’s beneficial ownership of 1,589,201 shares of Common Stock represents 4.18% of all of the outstanding shares of Common Stock.

(iii) The Managing General Partner’s beneficial ownership of 340,799 shares of Common Stock represents 0.90% of all of the outstanding shares of Common Stock.

(iv) Steadfast Capital’s beneficial ownership of 340,799 shares of Common Stock represents 0.90% of all of the outstanding shares of Common Stock.

(v) American Steadfast’s beneficial ownership of 717,169 shares of Common Stock represents 1.89% of all of the outstanding shares of Common Stock.

(vi) The Offshore Fund’s beneficial ownership of 872,032 shares of Common Stock represents 2.29% of all of the outstanding shares of Common Stock.

(vii) Collectively, the Reporting Persons’ beneficial ownership of 1,930,000 shares of Common Stock represents 5.07% of all of the outstanding shares of Common Stock.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Not applicable.
(ii)

Shared power to vote or to direct the vote

The Investment Manager and Mr. Pitts have shared power to vote or direct the vote of 1,589,201 shares of Common Stock.

Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to vote or direct the vote of the 340,799 shares of Common Stock held by the Steadfast Capital.

American Steadfast has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 717,169 shares of Common Stock held by American Steadfast.

The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 872,032 shares of Common Stock held by the Offshore Fund.

		(iii)	Sole power to dispose or to direct the disposition of Not applicable.
(iv)

Shared power to dispose or to direct the disposition of

The Investment Manager and Mr. Pitts have shared power to dispose or direct the disposition of 1,589,201 shares of Common Stock.

Steadfast Capital has shared power with the Managing General Partner and Mr. Pitts to dispose or direct the disposition of the 340,799 shares of Common Stock held by Steadfast Capital.

American Steadfast has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 717,169 shares of Common Stock held by American Steadfast.

The Offshore Fund has shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 872,032 shares of Common Stock held by the Offshore Fund.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit B.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  March 20, 2006

STEADFAST CAPITAL MANAGEMENT LLC

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

STEADFAST ADVISORS LLC

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LLC, as Managing General Partner

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LLC, as Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

STEADFAST INTERNATIONAL LTD.

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Director

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Energy Partners, Ltd., dated as of March 20, 2006, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  March 20, 2006

STEADFAST CAPITAL MANAGEMENT LLC

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

STEADFAST ADVISORS LLC

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

STEADFAST CAPITAL, L.P.
By: STEADFAST ADVISORS LLC, as Managing General Partner

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

AMERICAN STEADFAST, L.P.
By: STEADFAST CAPITAL MANAGEMENT LLC, as Attorney-in-Fact

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Managing Member

STEADFAST INTERNATIONAL LTD.

By:	/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr., Director

/s/ Robert S. Pitts, Jr.
Robert S. Pitts, Jr.

EXHIBIT B

Robert S. Pitts, Jr.

Steadfast Capital Management LLC

Steadfast Advisors LLC

Steadfast Capital, L.P.

American Steadfast, L.P.

Steadfast International Ltd.